PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

SEC MAIL PROCESSING SECTION RECEIVED AUG - 6 2007 WASH. D.C. 186

23 July 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07025789

SUPPL

Dear Sirs,

GKN plc

- **Director Declaration**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on 13 July 2007.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Enc

82 - 5204

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Director Declaration
Released	14:26 13-Jul-07
Number	PRNUK-1307

GKN plc

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.14, GKN plc announces that Sir Ian Gibson, Senior Independent Director, is to be appointed as non-executive Deputy Chairman of Wm Morrison Supermarkets plc with effect from 1 September 2007 and will become non-executive Chairman of that company following the retirement of the current Chairman, expected to be on or before 13 March 2008.

Grey Denham
Company Secretary
13 July 2007

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